Filed pursuant to Rule 424(b)(5)

Registration No. 333-283306

AMENDMENT NO. 2, dated February 12, 2025,

to PROSPECTUS SUPPLEMENT dated January 6, 2025

Up to $3,592,560

Common Stock

This Amendment No. 2 to Prospectus Supplement (this “Amendment”) amends and updates our prospectus supplement, dated January 6, 2025, filed with the Securities and Exchange Commission as part of our registration statement on Form S-3, File No. 333-283306, as amended by Amendment No. 1 on February 3, 2025 (the “Prospectus Supplement”). This Amendment should be read in conjunction with the Prospectus Supplement and the accompanying prospectus dated January 6, 2025 (the “Prospectus”), each of which are to be delivered with this Amendment. This Amendment amends and/or updates only those sections of the Prospectus Supplement set forth in this Amendment; all other sections of the Prospectus Supplement remain unchanged. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prospectus Supplement, and any future amendments or supplements hereto or thereto.

We have entered into an At The Market Offering Agreement, or the Sales Agreement, with H.C. Wainwright & Co., LLC, or Wainwright, dated November 18, 2024. Under this Sales Agreement, as amended, we may offer and sell common stock having an aggregate offering price of up to $3,592,560 from time to time through Wainwright, acting as sales agent under the Sales Agreement, in compliance with and pursuant to Instruction I.B.6 of Form S-3 (as set forth in Amendment No. 1 to the Prospectus Supplement).

Sales of the common stock, if any, under this Prospectus, as amended, may be made by any method permitted that is deemed an “at the market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, or the Securities Act. Wainwright may sell our common stock by any method permitted by law deemed to be an at-the-market offering as defined in Rule 415(a)(4) promulgated under the Securities Act. Wainwright is not required to sell any specific number or dollar amount of securities but will act as our sales agent using commercially reasonable efforts consistent with their normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of the Nasdaq, on mutually agreed terms between the Wainwright and us. There are no minimum sale requirements, and there is no arrangement for funds to be received in any escrow, trust or similar arrangement.

We are filing this Amendment solely to update and supplement our recent developments section of the Prospectus Supplement.

Wainwright will be entitled to a commission of 3.0% of the gross sales price per share sold under the Sales Agreement. See “Plan of Distribution” beginning on page S-11 of our prospectus supplement, dated January 6, 2025 for additional information regarding the compensation to be paid to Wainwright. In connection with the sale of the common stock on our behalf, Wainwright will be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation paid to Wainwright will be deemed to be underwriting compensation. We have also agreed in the Sales Agreement to provide indemnification and contribution to Wainwright with respect to certain liabilities, including liabilities under the Securities Act.

Our common stock is listed on the Nasdaq under the symbol “NEUP.” On February 6, 2025, the last reported sale price of our common stock on the Nasdaq was $5.04 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. BEFORE MAKING AN INVESTMENT DECISION, PLEASE READ THE INFORMATION UNDER THE HEADING “RISK FACTORS” BEGINNING ON PAGE S-6 OF THIS PROSPECTUS SUPPLEMENT, AND IN THE DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS SUPPLEMENT.

Neither the Securities and Exchange Commission, any state securities commission, nor any other foreign securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this Amendment No. 2 to prospectus supplement is February 12, 2025.

PROSPECTUS SUMMARY

This summary does not contain all of the information that may be important to you in making your investment decision. In addition to this summary, you should carefully read the entire prospectus, the prospectus supplement, all amendments thereto and any related free writing prospectus, including the risks of investing in our securities discussed under the heading “Risk Factors” contained in the applicable prospectus supplement and any related free writing prospectus, and under similar headings in the other documents that are incorporated by reference into the prospectus before deciding whether to invest in our securities. You should also carefully read the information incorporated by reference into the prospectus and prospectus supplement, including our financial statements, and the exhibits to the registration statement of which this amendment to the prospectus supplement forms a part.

Overview

We are a clinical-stage biotechnology company dedicated to developing therapies that address the complex needs of individuals affected by neuropsychiatric disorders. Neuphoria is advancing its lead drug candidate, BNC210, an oral, proprietary, selective negative allosteric modulator of the α7 nicotinic acetylcholine receptor, for the acute, “as needed” treatment of social anxiety disorder (“SAD”) and for chronic treatment of post-traumatic stress disorder (“PTSD”). BNC210 is a first-of-its-kind, well-tolerated, broad spectrum anti-anxiety experimental therapeutic, designed to restore neurotransmitter balance in relevant brain areas, providing rapid relief from stress and anxiety symptoms without the common pitfalls of sedation, cognitive impairment, or addiction. In addition, Neuphoria has a strategic partnership with Merck & Co., Inc. (“Merck”, known as MSD outside the United States and Canada) with two drugs in early-stage clinical trials for the treatment of cognitive deficits in Alzheimer’s disease and other central nervous system conditions. Neuphoria's pipeline also includes the α7 nicotinic acetylcholine receptor next generation and the Kv3.1/3.2 preclinical programs, both in the lead optimization development stage.

We are advancing our lead product candidate, BNC210, an oral, proprietary, selective negative allosteric modulators of the α7 nicotinic acetylcholine (“ACh”) receptor (“α7 receptor”), for the chronic treatment of PTSD and the acute treatment of Social Anxiety Disorder. There remains a significant unmet medical need for the over 27 million patients in the United States alone suffering from SAD and PTSD.

Current pharmacological treatments include certain antidepressants and benzodiazepines, and there have been no new FDA approved therapies in these indications in nearly two decades. These existing treatments have multiple shortcomings, such as a slow onset of action of antidepressants, and significant side effects of both classes of drugs, including abuse liability, addiction potential and withdrawal symptoms. BNC210 has been observed in our clinical trials to have a fast onset of action and clinical activity without the limiting side effects seen with the current standard of care.

In September 2023, we announced the results of the Phase 2b ATTUNE study, which was a double-blind, placebo-controlled trial conducted in a total of 34 sites in the United States and the United Kingdom, with 212 enrolled patients, randomized 1:1 to receive either twice daily 900 mg BNC210 as a monotherapy (n=106) or placebo (n=106) for 12 weeks. The trial met its primary endpoint of change in Clinician-Administered PTSD Scale for DSM-5 (“CAPS-5”) total symptom severity score from baseline to Week 12 (p=0.048). A statistically significant change in CAPS-5 score was also observed at Week 4 (p=0.016) and at Week 8 (p=0.015). Treatment with BNC210 also showed statistically significant improvement both in clinician-administered and patient self-reporting in two of the secondary endpoints of the trial. Specifically, BNC210 led to significant improvements at Week 12 in depressive symptoms (p=0.041) and sleep (p=0.039) as measured by Montgomery-Åsberg Depression Rating Scale (“MADRS”) and Insomnia Severity Index (ISI), respectively. BNC210 also showed signals and trends across visits in the other secondary endpoints including the clinician and patient global impression - symptom severity (“CGI-S”, “PGI-S”, respectively) and the Sheehan Disability Scale (“SDS”). In July 2024, we announced a positive outcome of an End-of-Phase 2 meeting with FDA that provides a potential path to New Drug Application (“NDA”) submission for BNC210 for PTSD that alongside the positive Phase 2b ATTUNE trial includes a single additional Phase 3 trial. This Phase 3 trial will evaluate two dose levels of BNC210 in a 12-week randomized, double-blind, placebo-controlled trial with a 52-week open-label extension. Start-up activities for a planned Phase 3 trial of BNC210 in PTSD are underway. We plan to initiate the Phase 3 trial in PTSD in the second half of 2025, contingent upon having sufficient capital on hand. Although the FDA has denied our initial Breakthrough Therapy designation application, we are considering a rebuttal in the future. The approval process for the BNC210 PTSD program is not expected to be impeded, as we have already received Fast-Track designation for both the PTSD and SAD programs.

We have completed our Phase 2 PREVAIL trial for BNC210 for the acute treatment of SAD. While PREVAIL narrowly missed its primary endpoint, as measured by the change from baseline to the average of the Subjective Units of Distress Scale (“SUDS”) scores during a 5-minute Public Speaking Challenge in the BNC210-treated patients when compared to placebo, the December 2022 topline data readout revealed encouraging trends in the prespecified endpoints. The findings did indicate a consistent trend toward improvements across primary and secondary endpoints and a favorable safety and tolerability profile consistent with previously reported results. These results supported a post-hoc in-depth analysis of the full dataset to better understand the potential of the drug and guide late-stage trial design. In October 2023, we announced a positive outcome of an End-of-Phase 2 meeting with FDA that enables advancement of BNC210 into Phase 3 studies in SAD. Start-up activities for a planned Phase 3 trial of BNC210 in SAD are underway. In July 2024, we announced the initiation of patient screening for the Phase 3 AFFIRM-1 trial evaluating the safety and efficacy of BNC210 for the acute, as-needed treatment of SAD. AFFIRM-1 targets enrollment of 330 adult patients with SAD at clinical sites in the United States. It is a multi-center, double-blind, two-arm, parallel group, placebo-controlled trial. Participants will be randomized 1:1 to receive a single dose of 225 mg BNC210 or matched placebo about one hour before speaking in public. The primary endpoint will compare BNC210 to placebo using the SUDS to measure self-reported anxiety levels during a public speaking task. Secondary efficacy endpoints include the Clinical and Patient Global Impression (“CGI” and “PGI”, respectively) scales and the State-Trait Anxiety Inventory (“STAI”). Topline results from the AFFIRM-1 trial are expected in the third quarter of 2025.

The Company’s expertise in ion channels and approach to developing allosteric modulators have been validated through its strategic partnership with Merck for our α7 receptor positive allosteric modulators program, which targets a receptor that has garnered significant attention for treating cognitive deficits. This partnership enables us to maximize the value of its ion channel and chemistry platforms and develop transformative medicines for patients suffering from cognitive disorders such as Alzheimer’s disease.

The above-stated overview is a summary, and not a complete statement on our Company, business, pipeline products or clinical trials. For a complete description of the Company and its business and product pipelines, as well as clinical trials and more, please read our annual report on form 10-K, filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2024, as well as any quarterly and current reports we have filed and will subsequently file with the SEC, which provides further updates on our company, the business, risk factors, financial performance and more, each of which is incorporated by reference in this registration statement.

Corporate Information

We are a Delaware company listed on the Nasdaq Global Market. Our registered office is located at 100 Summit Dr, Burlington, Massachusetts 01803, and our telephone number is (781) 439-5551. Our website address is www.neuphoriatx.com. The information contained in, or accessible through, our website does not constitute part of this prospectus.

As previously disclosed in a current report on Form 8-K, which was filed with the SEC on October 2, 2024, we and Bionomics entered into a Scheme Implementation Agreement to re-domicile from Australia to the U.S. State of Delaware pursuant to a Scheme of Arrangement under Australian law. Subsequently, as further disclosed in another current report on Form 8-K filed on November 8, 2024, we and Bionomics entered into an amendment to the Scheme Implementation Agreement to amend the exchange ratio of securities outstanding. On December 23, 2024, as disclosed in another current report on Form 8-K filed on the same day, the redomiciliation of Bionomics was implemented under Australian law in accordance with the Scheme Implementation Agreement, as amended. As a result of the redomiciliation, (i) Bionomics became our wholly-owned subsidiary; (ii) holders of ordinary shares of Bionomics received one share of our common stock for every 2,160 ordinary shares of Bionomics held on the Scheme record date; (iii) holders of Bionomics ADSs, with each ADS representing 180 ordinary shares of Bionomics, received one share of our common stock for every 12 ADSs held on the Scheme record date; and (iv) we became the successor issuer to Bionomics.

Since July 1, 2024, we have been reporting as a domestic U.S. issuer on SEC Forms 10-K, 10-Q and 8-K. Beginning December 24, 2024, we began reporting under our new name, Neuphoria Therapeutics Inc., and trading on the Nasdaq Global Market under the stock symbol NEUP.

Recent Developments

Merck Collaboration and License – Achievement of Milestone

In June 2014, we entered into a Collaboration and License Agreement with Merck to develop α7 receptor PAMs targeting cognitive dysfunction associated with Alzheimer’s disease and other central nervous system conditions. Under the 2014 License Agreement, Merck funded certain research and development activities on a full-time equivalent (“FTE”) basis pursuant to a research plan. Merck funds current and future research and development activities, including clinical development and worldwide commercialization of any products developed from the collaboration. We received upfront payments totaling $20 million, which included funding for FTEs for the first twelve months, and another $10 million in February 2017 when the first compound from the collaboration-initiated Phase 1 clinical trials. The Merck collaboration currently includes two candidates which are PAMs of the α7 receptor. The first compound (MK-4334) has completed several Phase 1 safety clinical trials in healthy subjects. In 2020, a second molecule that showed an improved potency profile in preclinical animal models was advanced by Merck into Phase 1 clinical trials. Merck controls the clinical development and worldwide commercialization of any products developed from the collaboration and therefore we cannot predict whether or when we might achieve any milestone payments under the collaboration or estimate the full amount of such payments, and we may never receive any such payments. Further, we are subject to limited information rights under the 2014 Merck License Agreement. As such, we are dependent on Merck to provide us with any updates related to clinical trial results, serious adverse events and ongoing communications with FDA or other regulatory agencies related to these programs, which Merck may provide or withhold in its sole discretion, and as a result we may not be able to provide material updates on a timely basis or at all with respect to these programs. On September 14, 2023, we provided an update on the α7 nAChR PAM collaboration with Merck. The original lead molecule BNC375, a Type I α7 nAChR PAM, showed a robust and sustained dose-dependent efficacy over a broad dose range and across multiple cognitive animal models. Merck has subsequently developed MK-4334, a novel clinical candidate, which in early preclinical studies has shown improved drug like and pharmacological properties relative to BNC375. In addition to Phase 1 safety, tolerability and clinical pharmacokinetics studies, clinical biomarker studies have been conducted to further evaluate the pharmacological response of α7 nAChR PAMs in humans.

On February 7, 2025, pursuant to the terms of our 2014 License Agreement, we were provided written notification by Merck of the achievement of a milestone thereunder resulting from the initiation by Merck of a Phase 2 clinical trial to evaluate the safety and efficacy of MK-1167, the second clinical-stage α7 nicotinic acetylcholine receptor positive allosteric modulator (PAM) candidate developed by Merck, for the treatment of the symptoms of Alzheimer’s disease dementia (NCT06721156). Accordingly, as provided in the February 7, 2025 notification letter to us, the Company anticipates receipt of a $15,000,000 payment within a 30-days from receipt of the foregoing notice. This payment marks the second milestone achieved in our collaboration with Merck. Under the terms of the 2014 License Agreement, Neuphoria is eligible to receive up to $450M in additional milestone payments for certain development and commercial milestones associated with the progress of multiple candidates, plus royalties on net sales of any licensed medicines; however, we note that there is no guarantee of success or achievement of future milestones (and the payments related thereto) under the above-described license agreement. Our research collaboration and license agreement with Merck, and the amendments related thereto, are annexed and incorporated by reference as exhibits 10.3-10.7 to our annual report on Form 10-K filed with the SEC on September 30, 2024, to which you may review for a more complete description of the foregoing agreement, and which annual report is incorporated by reference into the registration statement, and this prospectus supplement which forms a part thereof.

The Company expects that, together with this milestone payment, the cash on hand and its ATM Facility, it has sufficient funds into the fourth fiscal quarter of 2026 (assuming no material changes to its burn rate or expansion or timing of its clinical trials).

The foregoing summary of recent developments is not complete and is not intended to be comprehensive, and should be read in conjunction with our prospectus, accompanying prospectus, prospectus supplement and amendments thereto, along with information contained and incorporated by reference in our SEC reports. For additional material information about the Company, our business, operations, board, management and risk factors and more, all of which are incorporated by reference into this amendment and the prospectus supplement, you should carefully review our annual report on Form 10-K, our quarterly reports on Form 10-Q, our Current Reports on Form 8-K and our proxy statements filed on Form 14A, in each case as amended and supplemented, and as by the documents included annexed and/or incorporated by reference therein and herein. You may obtain copies of those documents under the heading “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” in the prospectus supplement, which forms a part of our registration statement on Form S-3, File No. 333-283306.

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